Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED December 31, 2021

Digihost Technology inc.

March 28, 2022

TABLE OF CONTENTS

GLOSSARY	1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION AND RISKS	4
CORPORATE STRUCTURE	6
Name, Address, Incorporation, and Corporate Organizational Chart	6
GENERAL DEVELOPMENT OF THE BUSINESS	6
Three Year History	6
Anticipated Changes in the Corporation’s Business	10
Significant Acquisitions	10
BUSINESS OF THE CORPORATION	11
Risk Factors	13
DIVIDENDS OR DISTRIBUTIONS	25
CAPITAL STRUCTURE	25
MARKET FOR SECURITIES	26
Trading Price and Volume	26
Prior Sales	28
ESCROWED SECURITIES	29
DIRECTORS AND OFFICERS	32
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	33
Conflicts of Interest	34
AUDIT COMMITTEE INFORMATION	34
Audit Committee Charter	34
Composition of the Audit Committee	34
PROMOTERS	35
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	36
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	36
TRANSFER AGENT AND REGISTRAR	36
MATERIAL CONTRACTS	36
INTERESTS OF EXPERTS	37
ADDITIONAL INFORMATION	37
Audit Committee Charter	A-1

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GLOSSARY

“AIF” means this annual information form for the financial year ended December 31, 2021;

“BCBCA” means the Business Corporations Act (British Columbia), or its successor legislation and the regulations made thereunder;

“Bit Digital” means Bit Digital USA, Inc.;

“Bitcoin Transfer Memo” has the meaning given to it under the heading “General Development of the Business – Three Year History – 2019”;

“Blockchain” means a distributed ledger comprised of blocks that serves as a historical transaction record of all past transactions and can be accessed by anyone with appropriate permissions. Blocks are chained together using cryptographic signatures;

“Board” means the board of directors of the Corporation;

“Buffalo Facility Lease Agreement” means the lease agreement dated June 4, 2018 entered into by East Delavan and Bit Management, LLC and assigned to by Bit Management, LLC to Digihost;

“Buffalo Mining Facility” means the 1001 East Delavan facility in Buffalo, NY subject to the Buffalo Facility Lease Agreement;

“Buyer” means the buyer under the Energy Contract;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“Colocation Agreements” means the Colocation Facilities Agreements no. 51 and 62, each dated May 20, 2018 between HashChain and Bit.Management, LLC, as amended from time to time including by the Bitcoin Transfer Memo dated July 1, 2019 between HashChain and Bit.Management, LLC;

“Co-Mining Agreement” means the Co-Mining Agreement entered into with Bit Digital as announced on June 10, 2021;

“Consolidation” means the Consolidation of the SV Shares and PV Shares on the basis of three (3) pre-consolidation SV Shares or PV Shares for every one (1) post-consolidation SV Share or PV Share, respectively, effective as of October 28, 2021;

“Corporation” means Digihost Technology Inc. (TSXV: DGHI);

“Digifactory1” means the 60 MW power plant located in the State of New York;

“Digihost” means Digihost International Inc., a corporation incorporated under the laws of the State of Delaware on October 9, 2018;

“Digihost Shareholder” means a holder of Digihost common shares, from time to time, including holders of Digihost common shares acquired through asset purchases or private placements;

“East Delavan” means East Delavan Property, LLC;

“EH” means Exahash per second;

“Energy Contract” means the energy contract dated February 6, 2018 entered into by EnergyMark and Bit Management, LLC, and assigned to by Bit Management, LLC to Digihost;

“EnergyMark” means EnergyMark LLC;

“Escrow Agent” means Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9;

“Exchange” or “TSXV” means the TSX Venture Exchange;

“Exchange Policies” means the policies of the TSXV;

“Exclusionary Offer” has the meaning given to it under the heading “Capital Structure – PV Shares”;

“HashChain” means HashChain Technology Inc., a corporation incorporated pursuant to the laws of British Columbia on February 18, 2017;

“Insider” if used in relation to an issuer, means: a director or senior office of the issuer; a director or senior officer of a company that is an Insider or subsidiary of the issuer; a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or, the issuer itself if it holds any of its own securities;

“KVA” means kilovolt-ampere;

“Landlord” means the landlord under the Buffalo Facility Lease Agreement;

“Liberty Silver” means Liberty Silver Corp;

“MW” means Megawatts;

“Northern Data” means Northern Data AG;

“Northern Data Purchase Agreement” means the agreement between Northern Data and the Corporation for the purchase of Bitcoin miners.

“Option” means an option to purchase SV Shares;

“Order” means the Order of Suspension of Trading issued by the SEC on October 5, 2012 with respect to Liberty Silver;

“OSC” means the Ontario Securities Commission;

“OSC Order” means the Liberty Silver cease trade order issued by the OSC on October 12, 2012;

“OTCBB” means the OTC Bulletin Board;

“Permitted Transfer” has the meaning given to it under the heading “Capital Structure – PV Shares”;

“Person” means a company or individual;

“PH” means Petahash per second;

“PV Share” means a proportionate voting share of the Corporation;

“RSU” means a restricted share unit of the Corporation;

“RTO” means the reverse take-over whereby the business and assets of HashChain and Digihost were combined by way of a share exchange between HashChain and shareholders of Digihost;

“SEC” means the U.S. Securities and Exchange Commission;

“Second Extension Agreement” has the meaning given to it under the heading “General Development of the Business – Three Year History – 2019”;

“SEDAR” means System for Electronic Document Analysis and Retrieval and located on the Internet at www.sedar.com;

“Share Exchange Agreement” means the share exchange agreement between HashChain and Digihost Shareholders;

“Shareholder” means a holder of SV Shares;

“SV Share” means a subordinate voting share of the Corporation;

“Tenant” means the tenant under the Buffalo Facility Lease Agreement;

“Transactions” has the meaning given to it under the heading “General Development of the Business – Three Year History – 2019”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION AND RISKS

This annual information form (the “AIF”) of Digihost Technology Inc. (the “Corporation”) contains or refers to certain forward-looking information or statements (collectively, “forward-looking information”) that are covered by safe harbors under applicable securities laws. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “may”, “potential” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All information, other than information regarding historical fact that addresses activities, events or developments that the Corporation believes, expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information does not constitute historical fact but reflects the current expectations the Corporation regarding future results or events based on information that is currently available. By their nature, forward-looking information involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur.

Forward-looking information in this AIF include, but are not limited to, information with respect to:

●	the performance of the Corporation’s business and operations;

●	the intention to grow Corporation’s business and operations;

●	growth strategy and opportunities;

●	the treatment of the Corporation under government regulatory and taxation regimes; and

●	the Corporation’s ability to monitor, assess and manage the impact of the COVID-19 pandemic.

Forward-looking information involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. These factors include management's belief or expectations relating to the following and, in certain cases, management's response with regard to the following:

●	The Corporation’s cryptocurrency inventory may be exposed to cybersecurity threats and hacks;

●	Regulatory changes or actions may alter the nature of an investment in the Corporation or restrict the use of cryptocurrencies in a manner that adversely affects the Corporation’s operations;

●	The value of cryptocurrencies may be subject to momentum pricing risk;

●	Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure;

●	Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment;

●	The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain;

●	The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate;

●	Acceptance and/or widespread use of cryptocurrency is uncertain;

●	The Corporation is subject to risks associated with the Corporation’s need for significant electrical power. The Corporation’s mining operations require electrical power to be available at commercially feasible rates. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations;

●	The Corporation may be required to sell its cryptocurrency portfolio to pay for expenses;

●	The Bitcoin block reward halves approximately every four year which reduces the number of Bitcoin the Corporation would receive from solving blocks;

●	The Corporation is exposed to hash rate and network difficulty, which could reduce the ability of the Corporation to remain competitive with its peers;

●	The risks posed by the COVID-19 pandemic cannot be predicted with certainty and the Corporation remains exposed to government imposed restrictions on operations;

●	The Corporation’s operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies;

●	The Corporation’s coins may be subject to loss, theft or restriction on access;

●	Incorrect or fraudulent coin transactions may be irreversible;

●	If the award of coins for solving blocks and transaction fees are not sufficiently high, miners (other than of the Corporation) may not have an adequate incentive to continue mining and may cease their mining operations, which could adversely impact the Corporation’s mining operations;

●	The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets;

●	Risk related to technological obsolescence and difficulty in obtaining hardware;

●	Delays in the development of existing and planned cryptocurrency mining facilities may result in different outcomes than those intended;

●	Exposure to environmental liabilities and hazards may result in the imposition of fines, penalties and restrictions;

●	The Corporation’s success is largely dependent on the performance of the Corporation’s management and executive officers;

●	The Corporation may be unable to attract, develop and retain its key personal and establish adequate succession planning;

●	The Corporation may be unable to obtain additional financing on acceptable terms or at all;

●	The Corporation faces competition from other cryptocurrency companies;

●	Uninsured or uninsurable risks could result in significant financial liabilities;

●	The Corporation does not currently pay cash dividends and therefore the Corporation’s shareholders will not be able to receive a return on their SV Shares unless they sell them;

●	The SV Shares are subject to volatility risk and there is no guarantee that an active or liquid market will be sustained for the SV Shares;

●	There are significant legal, accounting, and financial costs of being a publicly traded company which may reduce the resources available for the Corporation to deploy on its cryptocurrency mining operations;

●	Directors and officers may have a conflict of interest between their duties owed to the Corporation and their interest in other personal or business ventures;

●	The Corporation may be subject to litigation arising out of its operations;

●	The Corporation could lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation;

●	The Corporation has a limited history of operations and is in the early stage of development;

●	Ineffective management of growth could result in a failure to sustain the Corporation’s progress;

●	The Corporation may be subject to tax consequences which could reduce the Corporation’s profitability;

●	The Corporation may be exposed to risks from exchanging currencies, including currency exchange fees; and

●	the other factors discussed under the heading, “Risk Factors” in this AIF.

New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the business of the Corporation or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information. Further, the forward-looking information in this AIF speak only as of the date of this AIF, and, except as required by applicable law, the Corporation undertakes no obligation to update any forward-looking information to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

CORPORATE STRUCTURE

Name, Address, Incorporation, and Corporate Organizational Chart

Digihost Technology Inc. (formerly HashChain Technology Inc.) is a corporation incorporated under the Business Corporations Act (British Columbia). Its head office is located at 18 King Street East, Suite 902, Toronto, ON, M5C 1C4 and its registered office is located at 595 Howe Street – 10th Floor, Vancouver, BC V6C 2T5.

The following organization chart outlines the corporate structure of the Corporation and its material subsidiaries:

Material Amendments to the Corporation’s Articles

The Corporation was originally incorporated under the BCBCA on February 18, 2017 under the name Chortle Capital Corp. and later changed its name to HashChain Technology Inc. (“HashChain”) on September 18, 2017. HashChain was subject to a reverse takeover by Digihost International Inc., which closed on February 14, 2020 (the “RTO”). Prior to the closing date of the reverse takeover, the Corporation passed a special resolution authorizing an unlimited number of proportionate voting shares of the Corporation (the “PV Shares”) and an unlimited number of subordinate voting shares of the Corporation (the “SV Shares”) without par value. Upon closing of the RTO, HashChain filed articles of amendment to rename itself to Digihost Technology Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following is a summary of the general development of the Corporation’s business over the three most recently completed financial years:

Fiscal 2019

In January 2019, HashChain and Bit.Management, LLC began discussing terms of a transaction whereby the hosting services provided under the Colocation Agreements would be vertically integrated with HashChain’s operations.

On February 5, 2019, HashChain entered into a binding letter of intent to complete a reverse takeover transaction with Digihost International Inc.

On March 28, 2019, HashChain and the Digihost Shareholders entered into a share exchange agreement (the “Share Exchange Agreement”), whereby Digihost Shareholders agreed to exchange their issued and outstanding Digihost Shares for HashChain Shares representing 82% of the issued and outstanding shares of the Corporation. After completion of the share exchange, Digihost became a wholly owned subsidiary of HashChain.

On July 1, 2019, HashChain and Bit.Management, LLC documented the verbal agreement of October 2018 via memo (the “Bitcoin Transfer Memo”) and agreed that HashChain would acknowledge a liability in favour of Bit.Management, LLC in the amount of US$499,877, such amount being based on the difference between the value of the Bitcoin mined and the monthly minimum recurring charges that would have been due under the Colocation Agreements but for the verbal agreement during such period. Pursuant to the Bitcoin Transfer Memo, HashChain and Bit.Management, LLC also agreed that (i) Bit.Management, LLC would sell and apply the proceeds of the Bitcoins mined by HashChain to satisfy the monthly minimum recurring charges under the Colocation Agreements, with any residual value to be applied firstly to the balance of the liability in favour of Bit.Management LLC and secondly to the account of HashChain; (ii) Bit.Management, LLC would deploy 3,500 rigs previously acquired by HashChain, sell the mined coin, and retain a portion of the proceeds with the residual value to be applied in the same manner as above; and (iii) as HashChain required operating funds, Bit.Management, LLC would release the proceeds of sale of Bitcoin in such amounts as it determined in its sole discretion and such amounts would be added to the liability in favour of Bit.Management, LLC. On August 31, 2019, HashChain's liability to Bit.Management, LLC under the Colocation Agreements was approximately US$450,000.

On August 30, 2019, HashChain entered into an extension agreement with the Digihost Shareholders extending the date before which the Digihost non-brokered private placement of units, consolidation of HashChain shares on a 40:1 basis and reverse takeover between HashChain and Digihost (collectively the “Transactions”) were required to close under the terms of the Share Exchange Agreement from August 31, 2019 to October 31, 2019.

On November 28, 2019, HashChain entered into a second extension agreement (the “Second Extension Agreement”) with the Digihost Shareholders extending the date before which the Transactions were required to close under the terms of the Share Exchange Agreement, from October 31, 2019 to February 29, 2020.

Fiscal 2020

On February 14, 2020, in connection with the RTO, Digihost entered into an agreement with Bit.Management, LLC, NYAM, LLC and BIT Mining International, LLC for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment, the transfer of the lease of the 1001 East Delavan facility in Buffalo, NY (the “Buffalo Mining Facility”) and transfer of a power contract for the supply of electricity at the facility. As consideration and immediately prior to the closing of the reverse takeover transaction, Digihost issued 104,000 Digihost common shares for an aggregate value of C$2,704,000. On February 14, 2020, Digihost also entered into an agreement with BIT Mining International, LLC for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment located at the Buffalo Mining Facility. As consideration and immediately prior to the closing of the reverse takeover, Digihost issued 60,000 Digihost common shares for an aggregate value of C$1,560,000.

On February 14, 2020, immediately prior to the completion of the RTO, Digihost closed its non-brokered private placement for aggregate gross proceeds of C$5,395,325 from the sale of 5,418,912 Digihost common share subscription receipts at a price of C$0.96 per Digihost common share subscription receipt and 110,575 Digihost unit subscription receipts at a price of C$1.20 per Digihost unit subscription receipt.

On February 14, 2020, the RTO was completed and HashChain changed its name to Digihost Technology Inc. In connection with the RTO, all the issued and outstanding 6,530,560 HashChain common shares were exchanged for 6,530,560 SV Shares. In addition, all 5,693,487 Digihost common shares were exchanged for 33,412,490 SV Shares and 10,000 PV Shares of the Corporation. In addition, 130,911 common shares of the Corporation were issued to creditors of HashChain in settlement of outstanding debt. As a result of the RTO completion, the Colocation Agreements were terminated, and the Corporation was released from accrued liabilities owing under the Colocation Agreements.

On March 20, 2020, the Corporation temporarily ceased operations at its Buffalo Mining Facility until the end of the month due to the COVID-19 pandemic. On April 7, 2020 the Corporation resumed operations at a 75% operating level pursuant to safe practices as they pertained to social distancing.

On October 20, 2020, the Corporation acquired 180 Whatsminer M30S cryptocurrency miners adding 16.2 petahash per second (“PH”) of hashing power to the Corporation’s aggregate cryptocurrency mining output.

On December 7, 2020, the Corporation received TSXV approval to undertake, at the Corporation’s discretion, a Normal Course Issuer Bid program to purchase up to 2,003,683 SV Shares for cancellation. The issuer bid program is scheduled to run until December 10, 2021.

On December 31, 2020, the Corporation announced the acquisition of Antminer S19 Pro 110TH miners, adding an additional 15.4 PH to the Corporation’s aggregate cryptocurrency mining output.

Fiscal 2021

On January 8, 2021, the Corporation closed a fully subscribed non-brokered private placement of SV Shares for C$0.81 per SV Share, capitalizing the company in the amount of C$283,400.00.

On February 8, 2021, the Corporation announced that its listing on the OTC Markets was upgraded from a listing on the Pink Sheets to the OTCQB.

On February 19, 2021, the Corporation announced the closing of a non-brokered private placement of 4,938,271 SV Shares at a price of C$0.81 per PV Share for aggregate gross proceeds of C$4,000,000. In connection with the private placement, the Corporation paid a commission of 148,148 PV Shares to third party advisors.

On March 4, 2021, the Corporation announced that it had increased its hashrate from 184 PH to 189 PH.

On March 17, 2021, the Corporation announced the closing of a private placement for gross proceeds C$25,000,000. The private placement consisted of the sale of 9,363,296 SV Shares and warrants to purchase up to 9,363,296 SV Shares at a price of C$2.67 per PV Share and associated warrant. Each warrant entitles the holder thereof to purchase PV Shares at an exercise price of C$3.14 per PV Share for a period of three (3) years from the date of issuance. 749,064 broker warrants were issued in connection with the private placement, exercisable at a price of C$3.3375 for a period of three (3) years from the date of issuance.

On March 24, 2021, the Corporation announced it has entered an agreement for the purchase of a 60MW power plant (“Digifactory 1”) located in Upstate New York, which, as of the date thereof, is expected to bring the Corporation’s total power capacity to approximately 102 MW. The Corporation expects that internal power generation capabilities will significantly reduce electricity costs, which is the Corporation’s largest operating expense for its cryptocurrency mining operations. Digifactory1 will have the capacity to operate an additional 18,000 top tier Bitcoin miners. The increased power capacity would also allow a potential increase to the hashrate existing as of the date thereof from 190 PH to 3 exahash per second (“EH”). Under the terms of the agreement, the Corporation will pay to the vendor cash consideration of $3,500,000 and issue to the vendor 437,318 SV Shares with a deemed value of $750,000 ($1.71 per share. The transaction is subject to New York regulatory approval as well as the approval of the TSXV. The securities issuable in connection therewith will be subject to a statutory four month and a day hold period.

On March 29, 2021, the Corporation announced the acquisition of 700 Bitmain S17+ 76TH miners for a total price of US$4.025 million, comprised of cash consideration of US$2,975 million and the issuance to the vendor of $533,781 SV Shares, The acquisition has the potential to increase the Corporation’s hashrate by approximately 50 PH.

On April 6, 2021, the Corporation announced that it had repaid all of its debt in the aggregate amount of US$3,975,000.

On April 13, 2021, the Corporation announced the closing of a private placement for gross proceeds of C$25,000,000. The private placement consisted of the sale of 11,682,243 SV Shares and warrants to purchase up to 11,682,243 SV Shares at a purchase price of C$2.14 per SV Share and associated warrant. Each warrant entitles the holder thereof to purchase SV Shares at an exercise price of C$2.37 per SV Share for a period of four (4) years from the date of issuance.

On April 14, 2021, the Corporation announced the appointment of Raymond Chabot Grant Thornton LLP as auditors of the Corporation, replacing the Corporation’s former auditors, Clearhouse LLP.

On April 29, 2021, the Corporation announced the resignation of Cindy Davis as Chief Financial Officer of the Corporation and the subsequent appointment of Paul Ciullo as Chief Financial Officer of the Corporation.

On May 10, 2021, the Corporation announced that it had commenced the application process for listing of its securities on the Nasdaq Capital Market (“Nasdaq”).

On May 13 and May 14, 2021 the Corporation announced it had entered into a purchase agreement (the “Northern Data Purchase Agreement”) with Northern Data AG (“Northern Data”) for the purchase of 9,900 Bitcoin miners. This acquisition is expected to increase the Corporation’s hashrate by between 925 PH to 1.145 EH once the miners are installed at the Corporation’s facilities, which is expected to be completed by January 2022. Northern Data and the Corporation concurrently entered into an associated hosting arrangement in connection with purchase of the miners, whereby Northern Data will provide hosting services to the Corporation including the installation and hosting of the miners in proprietary pre-manufactured performance optimized mobile data centres. The Corporation and Northern Data will split the net revenue generated from Bitcoin mining operations according to a fixed distribution formula. As of the date hereof, the Corporation has received approximately 4050 miners and expects to receive the remaining miners and have them installed and operational by the end of Q1 2022.

On June 10, 2021, the Corporation announced it had entered into a co-mining agreement (the “Co-Mining Agreement”) with Bit Digital USA, Inc. (“Bit Digital”). Pursuant to the Co-Mining Agreement, the Corporation agreed to provide its premises and power to Bit Digital for the operation of a 20 MW Bitcoin mining system. This collaboration is expected to increase the combined hashrate between the two companies by an aggregate of approximately 400 PH. It is expected that the miners will begin to be delivered and installed during Q1 2022.

On June 21, 2021, the Corporation closed a private placement for gross proceeds of C$15 million. The private placement was comprised of 8,333,336 SV Shares, as well as warrants to purchase up to 6,250,002 SV Shares, at a price of C$1.80 per SV Share and associated warrant. Each warrant entitles the holder thereof to purchase SV Shares at an exercise price of C$1.99 per SV Share for a period of three (3) years from the date of issuance.

On June 22, 2021, the Corporation announced it filed a registration statement on Form 40-F with the U.S. Securities and Exchange Commission (the “SEC”).

On July 6, 2021, the Corporation announced that it was including Ether, the native token of the Ethereum network, as part of its cryptocurrency holdings so as to diversity its portfolio holdings. To further the same goal, the Corporation exchanged a portion of its Bitcoin held in its inventory to purchase Ether.

On July 26, 2021, the Corporation announced the expansion of its strategic collaboration with Bit Digital, pursuant to which the Corporation and Bit Digital entered into a second strategic co-mining agreement to provide its premises and power to Bit Digital for the operation of a 100 MW Bitcoin mining system. The collaboration is expected to increase the combined hashrate between the two companies by an aggregate of approximately 2 EH, for a total increase in hashrate of approximately 2.4 EH when combined with the Co-Mining Agreement announced on June 10, 2021. It is expected that the miners will be installed and operational by year end 2022.

On October 5, 2021 the Corporation announced that to facilitate a proposed listing of the SV Shares on Nasdaq and to satisfy the minimum share price requirements thereof, the Corporation underwent a consolidation (the “Consolidation”) of the SV Shares and PV Shares on the basis of three (3) pre-consolidation SV Shares or PV Shares for every one (1) post-consolidation SV Share or PV Share, respectively. The exercise price and number of SV Shares issuable upon the exercise of the Corporation’s outstanding options and warrants was also proportionately adjusted upon completion of the Consolidation. The Corporation did not issue any fractional post-Consolidation SV Shares or PV Shares as a result of the Consolidation. Instead, each fractional share remaining after conversion was rounded down to the nearest whole post-Consolidation SV Share or PV Share, as applicable. The Consolidation become effective on October 28, 2021.

On October 13, 2021 the Corporation announced that it had received 1,952 M30 Bitcoin miners pursuant to the Northern Data Purchase Agreement.

On November 12, 2021, the Corporation announced that it was approved to list its SV Shares on Nasdaq and that trading was expected to begin on November 15, 2021 under the symbol “DGHI”.

On November 15, 2021, the Corporation’s SV Shares began trading on Nasdaq.

Subsequent to Fiscal 2021

On January 13, 2022, the Corporation filed a preliminary base shelf short form prospectus.

On February 23, 2022, the Corporation filed a final base shelf short form prospectus.

On March 2, 2022, the Corporation closed a $10,000,000 committed, collateralized revolving credit facility (the “Loan Facility”) with Securitize, Inc. The Loan Facility is collateralized against the Corporation’s Bitcoin inventory and has a one-year committed term and an interest rate of 7.5% per annum and has been fully drawn by the Corporation.

On March 4, 2022, the Corporation entered into an equity distribution agreement (“Equity Distribution Agreement”) with H.C. Wainwright & Co., pursuant to which the Corporation may, from time to time, sell up to $250 million of SV Shares. (the “ATM Equity Program”). As at March 25, 2022, the Corporation has not issued any SV Shares pursuant to the ATM Equity Program. The ATM Equity Program can be terminated by either party at any time upon delivery of written notice.

On March 6, 2022, the Corporation announced it had entered into a private placement with a single institutional investor, for gross proceeds of approximately C$13.3 million, comprised of 3,029,748 subordinate voting shares of the Corporation (or subordinate voting share equivalents) and warrants to purchase up to 3,029,748 subordinate voting shares, at a purchase price of C$4.40 per subordinate voting share and associated warrant. The Warrants have an exercise price of C$6.25 per subordinate voting share and exercise period of three and one-half years from the issuance date. H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totaling $1,066,471 and 242,380 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of C$6.25 at any time for a period of three years from the issuance date. In connection with the private placement, the investor has agreed to cancel existing warrants to purchase up to 1,248,440 subordinate voting shares of the Corporation at an exercise price of C$9.42 per share issued in March 2021 expiring on March 18, 2024, and existing warrants to purchase up to 1,781,308 subordinate voting shares of the Corporation at an exercise price of C$7.11 issued in April 2021 expiring on April 9, 2025.

Anticipated Changes in the Corporation’s Business

Over the next 12 months, the Corporation intends to:

(a)	extend its digital currency mining footprint through additional equity financings and the concurrent acquisition of additional Bitcoin mining rigs; and

(b)	upon completion of the deployment of additional Bitcoin mining rigs, continue generating positive operating margins with a view to increasing these operating margins from both an increase in the price of Bitcoin and by pursuing opportunities to reduce power costs.

Significant Acquisitions

The Corporation has not engaged in any significant acquisitions of property, equipment or shares in the most recently completed financial year, ended December 31, 2021, for which disclosure is required under Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations.

BUSINESS OF THE CORPORATION

The Corporation (formerly HashChain) was subject to the RTO, which closed on February 14, 2020, whereby the business and assets of HashChain and Digihost were combined by way of a share exchange between HashChain and shareholders of Digihost. In connection with the RTO, all the issued and outstanding 6,530,560 HashChain common shares were exchanged for 6,530,560 SV Shares, and all of Digihost’s common shares were exchanged for 33,412,490 SV Shares and 10,000 PV Shares of the Corporation.

In connection with and immediately prior to the closing of the RTO, Digihost entered into an agreement with Bit.Management, LLC, NYAM, LLC and BIT Mining International, LLC for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment, the transfer of the lease of the Buffalo Mining Facility and transfer of a power contract for the supply of electricity at the facility. As consideration and immediately prior to the closing of the reverse takeover transaction, Digihost issued 104,000 Digihost common shares for an aggregate value of C$2,704,000. Digihost also entered into an agreement with BIT Mining International, LLC for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment located at the Buffalo Mining Facility. As consideration and immediately prior to the closing of the reverse takeover, Digihost issued 60,000 Digihost common shares for an aggregate value of C$1,560,000

The Corporation is a blockchain company primarily focused on digital currency mining, which is the Corporation’s only operating segment that is a reportable segment. The Corporation’s operations provide its shareholders with exposure to the operating margins of digital currency mining which the Corporation believes is the most profitable application of the Corporation’s computing power. As of the date of this AIF, the Corporation has 13 employees.

The Corporation produces digital currencies by “mining”. “Mining” is a process whereby “miners”, which are specialized computers with high amounts of computational processing power, compete to solve “blocks”, which are digital files where digital currency transactions are recorded. A miner that verifies and solves a new block is awarded newly-generated quantity of coins, an amount which is usually proportional to the miner’s contributed hashrate or work, (plus a small transaction fee) as an incentive to invest their computer power, as mining is critical to the continuing functioning and security of the networks on which digital currencies operate on.

The Corporation’s mining facility, the Buffalo Mining Facility, is located in Buffalo, New York with over 70,000 square feet of usable space and 115,000 kilovolt ampere (“KVA”) outdoor substation under lease with an option to lease additional space totaling 240,000 square feet. The Buffalo Mining Facility has staff on the premises on a 24x7x365 basis and security guards are on duty on the weekends.

The Buffalo Mining Facility is currently the Corporation’s only operational mining facility. As the Buffalo Mining Facility is located in a foreign jurisdiction, being Buffalo, New York, the Corporation’s operations are significantly dependent on the production of the Buffalo Mining Facility. The Corporation currently purchases all of its power consumed at the Buffalo Mining Facility from EnergyMark LLC (“EnergyMark”), and, for all quantities of power used by the Corporation, the price that the Corporation pays EnergyMark per kWh is, and will be, a price that is updated every hour, the so-called “NYISO Zone-A Real-Time Price”, plus US$0.001/kWh.

Miners require significant amounts of electrical power and these substantial energy requirements translate into the Corporation’s large energy expenses. The Corporation’s operating and maintenance expenses are therefor principally composed of electricity to power its computing equipment as well as cooling and lighting, etc. Other site expenses include leasing costs for the facilities, internet access, equipment maintenance and software optimization, and facility security, maintenance and management. Ultimately, the central production line of the Corporation is converting electrical power into digital currencies through ‘mining’.

The Corporation experiences moderate volatility in electricity prices at the Buffalo Mining Facility, which can impact profits. The Corporation’s power costs at the Buffalo Mining Facility are exposed to market prices and the electricity environment in Buffalo, which can fluctuate due to weather temperature changes. Additionally, there is a direct correlation between the price of gas and capital expended on energy consumption.

The Corporation’s operation in the digital currency mining industry requires extensive knowledge of cryptocurrency mining, cryptocurrency economics, and blockchain technology. Further, the Corporation’s focus on vertical integration with energy production and its focus on environmentally conscious development requires specialized knowledge of the energy procurement industry, with a particular focus on green energy.

All key components of the Buffalo Mining Facility are monitored including the intake air temperature, hash board temperature, voltage, hashrate, air temperature, exhaust air temperature and humidity. All parameters are monitored and changed remotely, as required. Parallel monitoring is performed by local on-site staff who are responsible for implementing any necessary repairs to mining infrastructure. In the event that the Company’s remote monitoring or any parallel monitoring identifies any malfunction or technical issue, personnel are dispatched to physically inspect and, if necessary, repair defective components. The Company intends to maintain an inventory of all necessary components for repair, which is kept at the same facility as operations.

During April 2021, the Corporation was approved for an account with Gemini Trust Company, LLC (“Gemini”). Gemini is a digital currency exchange and custodian that allows customers to buy, sell, and store its digital assets. Gemini was the first crypto exchange and custodian in the world to complete a SOC 2 Type 1 and a SOC 2 Type 2 examination. While a SOC 2 Type 1 evaluates the design and implementation of system controls at a point in time, a SOC 2 Type 2 evaluates whether these system controls have been operating effectively over a period of time. A SOC 2 Type 2 examination is the highest level of security compliance an organization can demonstrate, and Gemini completes this examination on an annual basis. As of the date of this AIF, the Company has holdings of 273.43 BTC and 1000.89 ETH coins in its Gemini account. The Corporation holds the remainder of its digital currencies in cold storage solutions which are not connected to the internet in safety deposit boxes at US Bank, which is headquartered in Los Angeles, California.

The Company performs credit due diligence in the normal course of business when beginning a relationship with counterparties, as well as during on-going business activities. The Company has not been able to insure its mined digital currency. Given the novelty of digital currency mining and associated businesses, insurance of this nature is generally not available, or uneconomical for the Company to obtain which leads to the risk of inadequate insurance coverage.

The digital currency mining industry is highly competitive. In addition, there exist many online companies that offer digital currency cloud mining services, as well as companies, individuals and groups that run their own mining farms. Miners can range from individual enthusiasts to professional mining operations with dedicated data centres, including those of the kind operated by the Corporation’s principal publicly-listed competitors. The largest competitor operating in the same space as the Corporation in North America is Hut 8 Mining Corp. (TSX: HUT; NASDAQ: HUT), a public company trading on the TSXV. There are several other companies competing in the Corporation’s industry, including Riot Blockchain, Inc.(NASDAQ: RIOT), MGT Capital Investments Inc. (OTCQB: MGTI), Marathon Digital Holdings Inc. (NASDAQ: MARA), Bitfarms Ltd. (TSXV: BITF; NASDAQ: BITF), Argo Blockchain Plc (LSE: ARB; NASDAQ: ARBK), CryptoStar Corp. (TSXV: CSTR), HIVE Blockchain Technologies Ltd. (TSXV: HIVE; NASDAQ: HIVE), Skychain Technologies Inc. (TSXV: SCT), DMG Blockchain Solutions Inc. (TSXV: DMGI) and Link Global Technologies Inc. (CSE: LNK).

The vast majority of mining is now undertaken by mining pools, whereby miners organize themselves and pool their processing power over a network and mine transactions together. Rewards are then distributed proportionately to each miner based on the work/hashpower contributed. Mining pools became popular when mining difficulty and block time increased. While the rewards for successfully solving a block become considerably lower in the case of pooling, rewards are earned on a far more consistent basis, reducing the risk to miners with smaller computational power. Consequently, the Corporation may decide to participate in a mining pool in order to smooth the receipt of rewards.

Mining pools generally exist for each well-known cryptocurrency.

Other market participants in the digital currency industry include investors and speculators, retail users transacting in cryptocurrencies, and service companies that provide a variety of services including buying, selling, payment processing and storing of cryptocurrencies.

The Corporation strives to be a leader in its environmental impact and aims to develop its business along environmentally conscious lines. On May 17, 2021, the Corporation indicated that 90% of its energy originated from zero-carbon sources, and over 50% originated from renewable sources. On June 7, 2021, the Corporation announced the launch of its DigiGreen initiative so as to further reduce its carbon footprint.

Risk Factors

An investment in SV Shares should be considered highly speculative due to the nature of the Corporation’s business and its present stage of development. Where applicable, references in this section to the Corporation include Digihost and vice versa. An investment in SV Shares should only be made by knowledgeable and sophisticated investors who are willing to risk and can afford the potential loss of their entire investment. Investors and potential investors should consult with their professional advisors to assess an investment in the Corporation. In evaluating the Corporation and its business, investors should carefully consider, in addition to other information contained in this AIF, the risk factors below. The following is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF. These risks and uncertainties are not the only ones the Corporation is facing. Additional risks and uncertainties not presently known to the Corporation, or that the Corporation currently deems immaterial, may also impair its operations. If any such risks actually occur, the Corporation’s business, financial condition, liquidity and results of operations could be materially adversely affected.

Risks Related to the Corporation’s Business

The Corporation’s cryptocurrency inventory may be exposed to cybersecurity threats and hacks.

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create virtual Bitcoin assets have been relatively rare, however not entirely uncommon. Hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges, thereby exposing the crypto-assets stored and traded on these platforms at risk.

If a malicious actor exposes a vulnerability on a platform or Blockchain on which the Corporation stores, trades or mines cryptocurrency, as may be applicable, that could interfere with and introduce defects to the mining operation and could put the Corporation’s cryptocurrency holdings at risk of being hacked or stolen. Private keys which enable holders to transfer funds may also be lost or stolen, resulting in irreversible losses of cryptocurrencies. Hackers may discover novel tactics not currently contemplated herein which jeopardize the Corporation’s assets and operations. The presence of a malicious actor could have a material adverse effect on the Corporation’s business, financial condition, liquidity and results of operation.

Regulatory changes or actions may alter the nature of an investment in the Corporation or restrict the use of cryptocurrencies in a manner that adversely affects the Corporation’s operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming cryptocurrency mining illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Corporation to continue to operate. The effect of any future regulatory change on the Corporation or any cryptocurrency that the Corporation may mine is impossible to predict, but any such change could be substantial and have a material adverse effect on the Corporation. Governments may in the future curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost of mining cryptocurrency and/or subject cryptocurrency mining companies to additional regulation. Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency.

On March 9, 2022, the President of the United States issued an executive order that identified the following objectives for future regulation of digital assets in the United States: (1) protect consumers, investors, and businesses, (2) protect financial stability, (3) mitigate the illicit finance and national security risks posed by misuse of digital assets, (4) reinforce United States leadership in the global financial system and in technological and economic competitiveness, (5) promote access to safe and affordable financial services, and (6) support technological advances that promote responsible development and use of digital assets. Although the executive order was generally received positively by the digital asset industry, especially in the United States, the nature, scope and effect of any future regulations inspired by that executive order and their effect on the cryptocurrency mining industry, the use and adoption of cryptocurrency and, ultimately, the Corporation cannot be reasonably estimated at this time,

By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the SV Shares. Such a restriction could result in the Corporation liquidating its cryptocurrency inventory at unfavorable prices and may otherwise adversely affect the Corporation’s shareholders.

Increased scrutiny and changing expectations from stakeholders with respect to the Corporation’s ESG practices and the impacts of Climate Change may result in additional costs or risks.

Companies across many industries are facing increasing scrutiny related to their environmental, social, and governance (“ESG”) practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Furthermore, increased public awareness and concern regarding environmental risks, including global climate change, may result in increased public scrutiny of the Corporation’s business and its industry, and the management team may divert significant time and energy away from the Corporation’s operations and towards responding to such scrutiny and reassuring its employees.

In addition, the physical risks of climate change may impact the availability and cost of materials and natural resources, sources and supply of energy, demand for Bitcoin and other cryptocurrencies, and could increase the Corporation’s insurance and other operating costs, including, potentially, to repair damage incurred as a result of extreme weather events or to renovate or retrofit facilities to better withstand extreme weather events. If environmental laws or regulations or industry standards are either changed or adopted and impose significant operational restrictions and compliance requirements on the Corporation’s operations, or if its operations are disrupted due to physical impacts of climate change, the Corporation’s business, capital expenditures, results of operations, financial condition and competitive position could be negatively impacted.

The value of cryptocurrencies may be subject to momentum pricing.

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the cryptocurrency the Corporation mines and holds and thereby negatively affect the Corporation’s shareholders.

Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, a number of Bitcoin exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. These risks also apply to other cryptocurrency exchanges, including exchanges on which Ether is traded. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action. The Corporation’s current strategy is to hold its mined cryptocurrencies; however, if the Corporation decides to sell its cryptocurrency in the future, it may rely on a cryptocurrency exchange to facilitate such a sale. Fraud or failure of cryptocurrency exchanges could decrease the number of platforms available to the Corporation to liquidate its holdings and could also decrease public confidence in trading on such exchanges, which may adversely affect the price of cryptocurrencies. Sustained lack of regulation and potential fraud or failure of cryptocurrency exchanges could have a material adverse effect of the Corporation’s business, financial condition, liquidity and results of operation.

Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment.

A number of companies that provide Bitcoin and/or other cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to Bitcoin and/or other cryptocurrency-related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide Bitcoin and/or other cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing Bitcoin and/or other cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Corporation’s cryptocurrency inventory.

The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain.

Crises may motivate large-scale purchases of cryptocurrencies, which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Corporation’s cryptocurrency inventory.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralised means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of Bitcoin either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Corporation’s operations and profitability.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing, or stopping of the development or acceptance of developing protocols may adversely affect the Corporation’s operations. The factors affecting the further development of the industry, include, but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;

●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

●	Changes in consumer demographics and public tastes and preferences;

●	The maintenance and development of the open-source software protocol of the network;

●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	General economic conditions and the regulatory environment relating to digital assets; and

●	Negative consumer sentiment and perception of Bitcoins specifically and cryptocurrencies generally

Acceptance and/or widespread use of cryptocurrency is uncertain.

Currently, there is relatively small use of Bitcoins and/or other cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Corporation’s operations, investment strategies, and profitability.

As relatively new products and technologies, Bitcoin and other cryptocurrencies have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by blockchain technology enthusiasts, price speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Corporation’s operations, investment strategies, and profitability.

The Corporation is subject to risks associated with the Corporation’s need for significant electrical power and for such electrical power to be available at commercially feasible rates. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations.

Cryptocurrency mining operations require substantial amounts of electrical power, and the Corporation’s operations can only be successful if the Corporation can obtain electrical power on a reliable and cost-effective basis. Shortages of natural gas, infrastructural damage to power plants or power carriage infrastructure, increases in demand for power, or any other factor that contributes to a rise in the price of electrical power may render the Corporation’s mining operations unprofitable. Additionally, in times of electricity shortages, government regulators may restrict or prohibit the provision of electricity to cryptocurrency mining operations.

At the same time, the consumption by cryptocurrency mining companies, including the Corporation of significant amounts of electrical power may potentially have a deleterious effect on the environment, which may cause government regulators to restrict the ability of electricity suppliers to provide electricity to mining operations in order to curtail their energy consumption.

The Corporation currently conducts its cryptocurrency mining in the state of New York. As a result of maintaining operations in a single geographic location, the Corporation’s current and future operations and anticipated growth, as well as the sustainability of hydroelectricity at economical prices for the purposes of cryptocurrency mining in the state of New York poses certain risks. Specifically, pursuant to the Energy Contract (as defined below), the Corporation currently purchases all of its power from EnergyMark, and, for all quantities of power used by the Corporation, the price that the Corporation pays EnergyMark per kWh is, and will be, a price that is updated every hour, the so-called “NYISO Zone-A Real-Time Price”, plus US$0.001/kWh. Any significant increase in the “NYISO Zone-A Real-Time Price” will increase the price the Corporation pays for the electrical power it consumes, which could adversely impact the Corporation’s operations and profitability.

The Corporation may be required to sell its cryptocurrency portfolio to pay for expenses.

The Corporation may sell part of its cryptocurrency portfolio to pay for expenses incurred, irrespective of the price at that point in time. Consequently, the Corporation’s cryptocurrencies may be sold at a time when the price is low, resulting in a negative effect on the Corporation’s profitability.

The Bitcoin block reward halves approximately every four year which reduces the number of Bitcoin the Corporation would receive from solving blocks.

The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the Corporation’s results of operations. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block, and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the Bitcoin network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block, and, hence, the mining difficulty, increases. In other words, based on the current design of the Bitcoin network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation.

In May 2020, the Bitcoin daily reward halved from 12.5 Bitcoin per block, or approximately 1,800 Bitcoin per day, to 6.25 Bitcoin per block, or approximately 900 Bitcoin per day. Bitcoin halving events are expected to occur approximately every four years, and each halving event may have a potential deleterious impact on the Corporation’s profitability as the Corporation will be rewarded less Bitcoin for each new block it records. Based on the fundamentals of Bitcoin mining and historical data on Bitcoin prices and the network difficulty rate after a halving event, it is unlikely that the network difficulty rate and price would remain at the current level when the Bitcoin rewards per block are halved, which could offset some of the impact of a halving event. Nevertheless, there is a risk that a future halving event may render the Corporation unprofitable and unable to continue as a going concern.

The Corporation’s profitability depends upon the hash rate of its miners and of the network as well as network difficulty, any adverse changes in which could reduce the ability of the Corporation to remain competitive.

The hash rate in cryptocurrency networks is expected to increase as a result of upgrades across the industry as Bitcoin and Ether miners use more efficient chips. As the hash rate increases, the mining difficulty will increase in response to the increase in computing power in the network. This may make it difficult for the Corporation to remain competitive as the Corporation may be required to deploy significant capital to acquire additional miners in order to increase their total mining power and offset the rise in hash rate. The effect of increased computing power in the network combined with fluctuations in the price of Bitcoin and Ether could have a material adverse effect on the Corporation’s results of operations and financial condition.

There is a possibility of cryptocurrency mining algorithms transitioning to proof of stake validation and other mining related risks, which could make the Corporation less competitive and ultimately adversely affect the Corporation’s business and the value of its shares.

Proof of stake is an alternative method in validating cryptocurrency transactions that is less dependent on the consumption of electricity. Should the algorithm for validating Bitcoin or Ether transactions, or transactions involving any cryptocurrency the Corporation mines in the future, shift from the current proof of work validation method to a proof of stake method, mining would likely require less energy, which may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. The Corporation, as a result of its efforts to optimize and improve the efficiency of its mining operations by seeking to acquire low cost, long-term electricity may be exposed to the risk in the future of losing the relative competitive advantage it may have over some of its competitors as a result and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse effect on our ability to continue as a going concern, which could have a material adverse effect on our business, prospects or results of operations, the value of Bitcoin, Ether and any other cryptocurrencies the Corporation mines in the future and your investment in the SV Shares.

The risks posed by the COVID-19 pandemic cannot be predicted with certainty, and the Corporation may be exposed to government-imposed restrictions on operations.

In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, state, provincial and local levels. The major impacts that COVID-19 has had or is expected to have, in each case, whether directly or indirectly, on the Corporation include increases in cryptocurrency price volatility, difficulty obtaining new financing due to global economic slowdown, and delays in receiving future orders of mining hardware and parts sourced from overseas. The Corporation may incur expenses or delays relating to such events outside of the Corporation’s control which could have a material adverse impact on the Corporation’s business, operating results and financial condition.

In March 2020, the Corporation temporarily ceased operations at its Buffalo Mining Facility until the end of that month due to the COVID-19 pandemic. The Corporation resumed operations at a 75% operating level in April 2020 and has since increased to a 100% operating level; however, exposure to potential future government-imposed restrictions that may restrict the number of employees permitted to work in the mining facilities remains uncertain. A reduction in workforce in the mining facilities may reduce the Corporation’s ability to maximize operational efficiency. The duration and impact of the COVID-19 pandemic is not certain at this time, and, as a result, it is not possible to reliably estimate the length or severity of any such developments or their impact on the financial results and condition of the Corporation and its operating subsidiaries in future periods.

The Corporation’s operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

The Corporation competes with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, possibly including securities backed by or linked to cryptocurrencies through entities similar to the Corporation. Market and financial conditions, and other conditions beyond the Corporation’s control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly which could limit the market for the Corporation’s shares and reduce their liquidity.

The Corporation’s coins may be subject to loss, theft or restriction on access.

There is a risk that some or all of the Corporation’s coins could be lost or stolen. Access to the Corporation’s coins could also be restricted by cybercrime (such as a denial of service attack) against a service at which the Corporation maintains a hosted online wallet. Any of these events may adversely affect the operations of the Corporation and, consequently, its investments and profitability.

The loss or destruction of a digital private key required to access the Corporation’s digital wallets may be irreversible. The Corporation’s loss of access to its private keys or its experience of a data loss relating to the Corporation’s digital wallets could adversely affect its investments.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public Blockchain. The Corporation will publish the public key relating to digital wallets in use when it verifies the receipt of cryptocurrency transfers and disseminates such information into the network, but it will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, the Corporation will be unable to access its coins, and such private keys will not be capable of being restored by network. Any loss of private keys relating to digital wallets used to store the Corporation’s cryptocurrency could adversely affect its investments and profitability.

Incorrect or fraudulent coin transactions may be irreversible.

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred coins may be irretrievable. As a result, any incorrectly executed or fraudulent coin transactions could adversely affect the Corporation’s investments.

Coin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction. In theory, cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of a coin or a theft of coin generally will not be reversible and the Corporation may not be capable of seeking compensation for any such transfer or theft. Although the Corporation’s transfers of coins will regularly be made by experienced members of the management team, it is possible that, through computer or human error, or through theft or criminal action, the Corporation’s coins could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners (other than of the Corporation) may not have an adequate incentive to continue mining and may cease their mining operations, which could adversely impact the Corporation’s mining operations.

As the number of coins awarded for solving a block in the Blockchain decreases, the incentive for miners to continue to contribute processing power to the network may transition from a set reward to transaction fees. Either the requirement from miners of higher transaction fees in exchange for recording transactions in the Blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the market price of the relevant cryptocurrency that could adversely impact the Corporation’s cryptocurrency inventory and investments.

In order to incentivize miners to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. It is possible this transition could be accomplished either by miners independently electing to record on the blocks they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for recording transactions in a certain Blockchain become too high, the marketplace may be reluctant to use that Blockchain to transact and existing users may be motivated to switch between Blockchains, cryptocurrencies or back to fiat currency. Decreased use and demand for coins may adversely affect their value and result in a reduction in the market price of coins.

If the award of coins for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks and confirmations of transactions on the Blockchain could be slowed temporarily or for an extended period of time if miners cease operations entirely. A reduction in the processing power expended by miners, including due to miners ceasing their operations, could increase the likelihood of a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on the Blockchain, potentially permitting such actor or botnet to manipulate the Blockchain in a manner that adversely affects the Corporation’s mining activities. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Corporation’s mining activities, inventory of coins, and future investment strategies.

The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets.

To the extent that other vehicles investing in coins or tracking cryptocurrency markets form and come to represent a significant proportion of the demand for coins, large redemptions of the securities of those vehicles and the subsequent sale of coins by such vehicles could negatively affect cryptocurrency prices and, therefore, affect the value of the inventory held by the Corporation.

The Corporation’s business may be adversely impacted by technological obsolescence and difficulty in obtaining hardware.

To remain competitive, the Corporation will continue to invest in hardware and equipment required for maintaining the Corporation’s mining activities. Should competitors introduce new services/software embodying new technologies, the Corporation’s hardware and equipment and its underlying technology may become obsolete and require substantial capital to replace such equipment.

The increase in interest and demand for cryptocurrencies has led to a shortage of mining hardware as individuals purchase equipment for mining at home. In addition, ramifications from the COVID-19 pandemic, which included semiconductor and microchip shortages and logistical complications in terms of sourcing and obtaining goods, could cause delays or negatively impact the Corporation’s ability to source new hardware and equipment.

Equipment may require repair and replacement from time to time. Risks of shortages, including, but not limited to, shortages of graphics processing units may lead to downtime as the Corporation searches for replacement equipment, which may decrease the cryptocurrency the Corporation is able to mine.

Delays in the development of existing and planned cryptocurrency mining facilities may result in different outcomes than those intended.

The continued development of existing and planned facilities is subject to various factors and may be delayed or adversely affected by such factors beyond the Corporation’s control, including delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may exceed the Corporation’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended.

The Corporation’s proposed acquisition of a power plant and facility, as well as any future acquisitions, may not occur in a timely manner or at all.

The planned acquisition of a 60MW power plant located in the State of New York, previously announced in a news release of the Corporation on March 24, 2021, is subject to various factors and regulatory approvals, including final approval of the Public Service Commission (“PSC”) in the State of New York. Receipt of final PSC approval may be delayed, or may not be received at all, and the Corporation’s planned facilities development may be adversely affected by such delay or failure to receive final PSC approval.

Exposure to environmental liabilities and hazards may result in the imposition of fines, penalties and restrictions on the Corporation.

The Corporation may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to mine cryptocurrencies. In addition, environmental hazards may exist on a property in which the Corporation directly or indirectly holds an interest that are unknown to the Corporation at present and have been caused by previous or existing owners or operators of the property, which hazards may result in environmental pollution. Any such occurrences that constitute a breach of environmental legislation, laws, rules or regulations may result in the imposition of fines and penalties.

To the extent the Corporation is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Corporation. If the Corporation is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. Environmental hazards and other occurrences, including allegations of the same, involving or otherwise relating to the Corporation may have an undesirable reputational impact on the Corporation and may be an impetus for potential restrictions to be imposed on the Corporation by regulators. The Corporation’s potential exposure for any such occurrences may be significant and could have a material adverse effect on the Corporation.

General Business Risks Related to the Corporation

The Corporation’s success is largely dependent on the performance of the Corporation’s management and executive officers.

The success of the Corporation is dependent upon the ability, expertise, judgment, discretion, performance and good faith of a limited number of people constituting its senior management. While the Corporation has employment or consulting agreements with most of its senior management team, those agreements cannot ensure the Corporation of the continued services of such persons. Any loss of the services of one or more of such individuals could have a material adverse effect on the Corporation’s business, operating results or financial condition.

Certain members of the Corporation’s management team have experience in the cryptocurrency industry, while others have experience in areas including financial management, corporate finance and sales and marketing. The experience of these individuals is a factor that will contribute to the Corporation’s continued success and growth. The Corporation will initially be relying on the Corporation’s officers and board members, as well as independent consultants, for certain aspects of the Corporation’s business. The amount of time and expertise expended on the Corporation’s affairs by each of the Corporation’s management team and the Corporation’s directors will vary according to the Corporation’s needs. The success of the Corporation may be affected by conflicts of interest the management team or directors may have or may develop in the future. Conflict of interest concerns are further addressed hereinbelow under the heading “Directors and officers may have a conflict of interest between their duties owed to the Corporation and their interest in other personal or business ventures.” The Corporation does not intend to acquire any key man insurance policies, and there is, therefore, a risk that the death or departure of any member of management, the Corporation’s board, or any key employee or consultant could have a material adverse effect on the Corporation’s future.

The Corporation may be unable to attract, develop and retain its key personnel and ensure adequate succession planning.

The Corporation’s operations and continued growth are dependent on its ability to attract, hire, retain and develop leaders and other key personnel. Any failure to effectively attract talented and experienced employees and other personnel or to engage in adequate succession planning and retention strategies could cause the Corporation to have insufficient industry or other relevant knowledge, skills and experience, which could erode the Corporation’s competitive position or result in increased costs, competition for or high turnover. Any of the foregoing could negatively affect the Corporation’s ability to operate its business, which, in turn, could adversely affect the Corporation’s reputation, operations or financial performance.

The Corporation may be unable to obtain additional financing on acceptable terms or at all.

Further acquisitions of additional cryptocurrency mining rigs will require additional capital, and the Corporation will require funds to continue to operate as a public company. To the extent it becomes necessary to raise additional cash in the future, the Corporation may seek to raise it through the public or private sale of assets, debt or equity securities, the procurement of advances on contracts or licenses, funding from joint-venture or strategic partners, debt financing or short-term loans, or a combination of the foregoing. The Corporation may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. We currently do not have any binding commitments for, or readily available sources of, additional financing.: however, any future financing(s) may also be dilutive to the Corporation’s existing shareholders at that time.

There is no assurance that the Corporation will be successful in obtaining any required financing(s) or that such financing(s) will be available on terms acceptable to the Corporation. Failure to obtain such additional financing could cause the Corporation to reduce or terminate its operations. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of the Corporation’s business objectives, including the acquisition of additional equipment, the expansion of the Corporation’s management team, the pursuit of strategic acquisitions and other aspects of the Corporation’s strategic plan. If the Corporation undergoes a debt financing, the Corporation may be required to secure the financing with part or all of the Corporation’s assets, which could be sold or retained by the creditor should there be a default in the Corporation’s payment obligations. As a condition to a debt financing, restrictive covenants may be imposed on the Corporation that could limit the ability of the Corporation to freely operate its business, which could result in the failure to capitalize on otherwise available opportunities. Furthermore, if the Corporation raises capital through a convertible debt offering, any conversion of the debt into equity would be dilutive to the Corporation’s existing shareholders.

The Corporation faces competition from other cryptocurrency companies.

The Corporation competes, and, in the future, will compete, with other cryptocurrency and distributed ledger technology businesses, including other businesses focused on developing substantial cryptocurrency mining operations, many of which have greater resources and experience. A fundamental property of mining associated with many cryptocurrencies is that the computational complexity of the mining algorithm increases over time, which, when combined with the effect of new industry entrants and cryptocurrency price volatility, may make certain cryptocurrencies relatively unprofitable to mine compared to others. If the Corporation does not increase its hash rate to maintain competitive as the computational complexity of mining algorithms increase, this Corporation may be unable to effectively compete, it may be unprofitable and ultimately unable to continue as a going concern.

Uninsured or uninsurable risks could result in significant financial liabilities.

The Corporation intends to insure its operations in general accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, uneconomical for the Corporation, or the nature or level may be insufficient to provide adequate insurance cover. The Corporation may become subject to liability for hazards against which the Corporation cannot insure or against which the Corporation may elect not to insure because of high premium costs or for other reasons. The payment of any such liabilities would reduce or eliminate the funds available for operations. Payments of liabilities for which the Corporation does not carry insurance may have a material adverse effect on the Corporation’s financial position.

The Corporation does not currently pay cash dividends and therefore the Corporation’s shareholders will not be able to receive a return on their SV Shares unless they sell them.

The Corporation does not anticipate paying dividends in the near future. The Corporation expects to retain earnings to finance further growth and, where appropriate, retire debt. Unless the Corporation pays dividends, the Corporation’s shareholders will not be able to receive a return on their shares unless they sell them.  There is no assurance that shareholders will be able to sell SV Shares when desired.

The market price for SV Shares may be volatile, and there is no guarantee that an active or liquid market will be sustained for the SV Shares.

The Corporation’s SV Shares are listed on the TSXV and Nasdaq. External factors outside of the Corporation’s control, such as announcements of quarterly variations in operating results, revenues and costs, and sentiments toward stocks, may have a significant impact on the market price of the SV Shares. The market price for the SV Shares could be subject to extreme fluctuations. Factors such as government regulation, interest rates, share price movements of the Corporation’s peer companies and competitors, as well as overall market movements and the market price for the cryptocurrencies that the Corporation mines, may have a significant impact on the market price of the SV Shares. Global stock markets, including the TSXV and Nasdaq, have experienced extreme price and volume fluctuations from time to time. There can be no assurance that an active or liquid market will develop or be sustained for the SV Shares.

There are significant legal, accounting, and financial costs of being a publicly traded company, which costs may reduce the resources available for the Corporation to deploy on its cryptocurrency mining operations.

For so long as the Corporation has publicly-traded securities, it will continue to incur significant legal, accounting and filing fees. As a reporting issuer, the Corporation is subject to reporting requirements under applicable laws, rules and policies of the TSXV, Nasdaq, and the Canadian and US securities regulatory authorities, including the SEC. Compliance with those requirements increases legal and financial compliance costs, makes some activities more difficult, time consuming or costly, and increases demand on existing systems and resources. Among other things, the Corporation is required to file annual, quarterly, and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet applicable requirements, significant resources and management oversight may be required. Under the US Sarbanes-Oxley Act of 2002 (“SOX”), the Corporation is required to adhere to strict financial reporting requirements, and documentation proving compliance therewith must be regularly updated and maintained. The Corporation may be required to incur significant costs to satisfy internal and external reporting requirements under SOX and other applicable laws, rules and regulations. Securities legislation and the rules and policies of the TSXV and Nasdaq require publicly listed companies to, among other things, adopt corporate governance policies and related practices and to continuously prepare and disclose material information, all of which carry significant legal, financial and securities regulatory compliance costs.

As a result of the Corporation ensuring reporting requirements are met, management’s attention may be diverted from other business concerns, which could harm the Corporation’s business and result of operations. The Corporation may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses. Continuing as a reporting issuer may make it more expensive to maintain director and officer liability insurance, which, in turn, could also make it more difficult for the Corporation to retain qualified directors and executive officers.

Directors and officers may have a conflict of interest between their duties owed to the Corporation and their interest in other personal or business ventures.

Certain of the Corporation’s directors and officers are, and may continue to be, involved in the cryptocurrency industry through their direct and indirect participation in corporations, partnerships or joint ventures that are potential competitors of the Corporation. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers may conflict with the Corporation’s interests. Directors and officers of the Corporation with conflicts of interest will be subject to and must follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies; however, there may be corporate opportunities that the Corporation is not able to pursue due to a conflict of interest of one or more of the Corporation’s directors or officers.

The Corporation may be subject to litigation arising out of its operations.

The Corporation may be subject to litigation from time to time arising from the ordinary course of its business or otherwise. Damages claimed in any such litigation against the Corporation may be material, and the outcome of such litigation may materially impact the Corporation’s operations and the value of the SV Shares. While the Corporation will assess the merits of any lawsuits and defend against such lawsuits accordingly, the Corporation may be required to incur significant expense and devote significant financial resources to such defenses. In addition, any adverse publicity surrounding such litigation and claims may have a material adverse effect on the Corporation’s reputation, which, in turn, may have a negative impact on the value of the SV shares.

The Corporation could lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation.

In order to maintain its current status as a foreign private issuer, (a) 50% or more of the Corporation’s voting securities must be directly or indirectly owned of record by holders residing outside of the United States, (b) the majority of the Corporation’s executive officers and the majority of its directors must not be U.S. citizens or U.S. residents; (c) 50% or more of the Corporation’s assets must be located outside of the United States or (d) the issuer’s business is administered principally outside of the United States. The Corporation may in the future lose its foreign private issuer status if a majority of the Corporation’s voting securities are owned of record in the United States and the Corporation fails to meet any of the other qualifications to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Corporation incurs as a foreign private issuer, particularly since it is currently eligible to use the U.S.-Canadian Multijurisdictional Disclosure System (“MJDS”). If the Corporation ceases to be a foreign private issuer, it would no longer be MJDS-eligible and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC that require more detailed and extensive disclosure than the forms available to a foreign private issuer, particularly that a foreign private issuer is MJDS eligible.

The Corporation has a limited history of operations and is in the early stage of development.

The limited operating history of the Corporation is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The Corporation may not be successful in achieving a return on shareholders' investment, and the likelihood of its success must be considered in light of the early stage of its operations. There can be no assurance that the Corporation will be able to develop any of its projects profitably or that any of its activities will generate positive cash flow.

Ineffective management of growth could result in a failure to sustain the Corporation’s progress.

The Corporation has recently experienced, and may continue to experience, growth in the scope of its operations pursuant to the acquisition of additional miners. This growth has resulted in increased responsibilities for the Corporation’s existing personnel, and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Corporation will need to continue to implement and improve its operational, internal controls, financial, and management information systems, as well as hire, manage and retain employees and maintain its corporate culture. There can be no assurance that the Corporation will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support the Corporation’s operations.

The Corporation may be subject to tax liabilities and consequences that could reduce the Corporation’s profitability.

The Corporation is subject to various taxes including, but not limited to the following: Canadian income tax; goods and services tax; provincial sales tax; land transfer tax; and payroll tax. The Corporation’s tax filings will be subject to audit by various taxation authorities. Due to its relative novelty, the cryptocurrency industry in particular is subject to a rapidly evolving set of rules as governments begin to regulate this industry, including in the domain of taxation. While the Corporation intends to base its tax filings and compliance on the advice of its tax advisors, there can be no assurance that its tax filing positions will never be challenged by a relevant taxation authority resulting in a greater than anticipated tax liability.

Due to the new and evolving nature of digital assets and the absence of comprehensive legal guidance with respect to digital assets and related transactions, many significant aspects of the U.S. federal income and applicable state, local and non-U.S. tax treatment of transactions involving digital assets, such as the purchase and sale of Bitcoin and the receipt of staking rewards and other digital asset incentives and rewards products, are uncertain, and it is unclear what guidance may be issued in the future with respect to the tax treatment of digital assets and related transactions.

Current IRS guidance indicates that for U.S. federal income tax purposes, digital assets such as Bitcoin, should be treated and taxed as property, and that transactions involving the payment of Bitcoin for goods and services should be treated in effect as barter transactions. The IRS has also released guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to taxable income and guidance with respect to the determination of the tax basis of digital currency. However, current IRS guidance does not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions. Moreover, although current IRS guidance addresses the treatment of certain forks, there continues to be uncertainty with respect to the timing and amount of income inclusions for various crypto asset transactions, including, but not limited to, staking rewards and other crypto asset incentives and rewards products. While current IRS guidance creates a potential tax reporting requirement for any circumstance where the ownership of a Bitcoin passes from one person to another, it preserves the right to apply capital gains treatment to those transactions, which is generally favorable for investors in Bitcoin.

There can be no assurance that the IRS will not alter its existing position with respect to digital assets in the future or that other state, local and non-U.S. taxing authorities or courts will follow the approach of the IRS with respect to the treatment of digital assets, such as Bitcoin, for income tax and sales tax purposes. Any such alteration of existing guidance or issuance of new or different guidance may have negative consequences including the imposition of a greater tax burden on investors in Bitcoin or imposing a greater cost on the acquisition and disposition of Bitcoin, generally; in either case potentially having a negative effect on the trading price of Bitcoin or otherwise negatively impacting our business. In addition, future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and applicable state, local and non-U.S. tax purposes.

The Corporation may be characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of the Corporation’s gross income is passive income, or at least 50% of the average quarterly value of the Corporation’s assets are held for the production of, or produce, passive income, the Corporation would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Whether the Corporation is a PFIC for 2022 or any future taxable year is uncertain. Further, the Corporation does not express any opinion with respect to its PFIC status or its expectations regarding its PFIC status. Given this uncertainty, United States persons contemplating an investment in SV Shares may want to assume that the Corporation is a PFIC and are urged to consult their own tax advisors regarding the Corporation’s PFIC status and the resulting U.S. federal income tax consequences in light of their own particular circumstances. If the Corporation is characterized as a PFIC, United States holders of SV Shares may suffer adverse tax consequences, including the treatment of gains realized on the sale of SV Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on SV Shares by individuals who are United States holders, and the addition of interest charges to the tax on such gains and certain distributions. A United States shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. However, the Corporation does not intend to provide the information necessary for United States shareholders to make QEF elections if the Corporation classified as a PFIC.

The Corporation may be exposed to risks from exchanging currencies, including currency exchange fees.

The Corporation may have financial risk exposure to varying degrees relating to the currency risk and volatility. The Corporation may raise funds and subsequently exchange such funds to another currency, which could result in costly currency exchange fees.

Currently, the Corporation does not engage in foreign currency hedging transactions to protect against fluctuations in future exchange rates, in particular, between the U.S. dollar and the Canadian dollar, and the Corporation may be more adversely affected by any such currency fluctuations than its competitors that engage in hedging transactions. If the Corporation engages in hedging transactions in the future, it may become exposed to risks associated with such transactions, which may not eliminate any adverse impact of future currency fluctuations on its business, financial condition, results of operations, cash flow and prospects.

DIVIDENDS OR DISTRIBUTIONS

It is not expected that the Corporation will declare any dividends for the foreseeable future. The Corporation will have no restrictions on paying dividends, but, if the Corporation generates earnings in the foreseeable future, it is expected that they will be retained to finance growth, if any. The Board will determine if and when dividends should be declared and paid in the future based upon the Corporation’s financial position at the relevant time. Holders of SV Shares and PV Shares (on an as-converted basis) are entitled to an equal share in any dividends declared and paid on the SV Shares and PV Shares (on an as-converted basis). See “Capital Structure – PV Shares”

CAPITAL STRUCTURE

Overview

The authorized capital of the Corporation consists of an unlimited number of SV Shares without par value and an unlimited number of PV Shares without par value. As of the date hereof, there are 27,685,913 SV Shares and 3,333 PV Shares issued and outstanding. PV Shares are not available for distribution to the public. PV Shares may be converted into SV Shares at a ratio of 200 SV Shares for every 1 PV Share, as described in further detail below.

In addition, as of the date of this AIF, there were: (i) 2,366,830 SV Shares issuable upon the exercise of outstanding stock options of the Corporation (“Options”) at a weighted average exercise price of C$5.23; (ii) 9,881,950 SV Shares reserved for issuance on exercise of 9,881,950 issued and outstanding SV Share purchase warrants of the Corporation with a weighted average exercise price of C$7.14; and (iii) 1,449,250 SV Shares reserved for issuance upon the vesting of 1,449,250 restricted share units of the Corporation (“RSUs”), for a total of 41,383,943 SV Shares on a fully-diluted basis.

As of the date of this AIF, the current capital structure of the Corporation is as follows:

Designation of Security	Number Authorized	Number outstanding
Subordinate Voting Shares	Unlimited	27,685,913
Proportionate Voting Shares(1)	Unlimited	3,333

SV Shares

Each holder of SV Shares is entitled to receive notice of and to attend all meeting of shareholders of the Corporation. Holders of SV Shares are entitled to one (1) vote per SV Share on all matters subject to shareholder vote, voting together as a single class with holders of PV Shares, except as otherwise prohibited by law.

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of SV shares will be entitled to participate ratably along with all other holders of SV Shares and PV Shares (on an as-converted to SV Share basis)

The holders of the SV Shares have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu as to dividends and any declaration or payment of any dividend on the SV Shares

Except as otherwise provided in this prospectus, the SV Shares and PV Shares are equal in all respects and are treated as shares of a single class for all purposes under the BCBCA.

The Corporation’s SV Shares are not subject to any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital.

PV Shares

Holders of PV Shares are entitled to receive notice of and to attend all meeting of shareholders of the Corporation. Holders of PV Shares are entitled to one vote in respect of each SV Share into which such PV Share could ultimately then be converted, which for greater certainty, shall be equal to two-hundred (200) votes per PV Share, on all matters subject to a shareholder vote, voting together as a single class with holders of SV Shares, except as otherwise prohibited by law.

Holders of PV Shares have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all PV Shares into SV Shares at the conversion ratio of 200:1) as to dividends and any declaration or payment of any dividend on the SV Shares. No dividend will be declared or paid on the PV Shares unless the Corporation simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted basis) on the SV Shares.

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of PV Shares will be entitled to participate ratably along with all other holders of PV Shares (on an as-converted to Resulting Issuer Subordinate Voting Share basis) and SV Shares

Each PV Share is convertible, at the option of the holder thereof at any time after the date of issuance of such share, into fully paid and non-assessable SV Shares as is determined by multiplying the number of PV Shares by the Conversion Ratio. The “Conversion Ratio” for shares of PV Shares shall be two-hundred (200) SV Shares.

PV Shares are not available for distribution to the public.

Except as otherwise provided in this AIF, the PV Shares and SV Shares are equal in all respects and are treated as shares of a single class for all purposes under the BCBCA.

MARKET FOR SECURITIES

Trading Price and Volume

The Corporation’s SV Shares trade on the TSXV, under the ticker symbol “DGHI”, and on Nasdaq, under the symbol “DGHI”.

The following table represents the price range and trading volume for the SV Shares for each month of trading on the TSXV from January 2021 until the date hereof. The table is presented on a post-Consolidation basis.

	Price Range
Month	High (C$)	Low (C$)	Volume
March 1, 2022 – March 25, 2022	4.92	3.12	651,132
February, 2022	5.90	3.20	1,274,103
January, 2022	6.20	3.07	1,033,882
December, 2021	7.24	4.28	1,910,064
November, 2021	9.93	6.33	4,973,291
October, 2021	7.14	5.40	2,052,603
September, 2021	7.53	4.92	1,896,640
August, 2021	7.98	5.01	2,932,493
July, 2021	5.52	3.45	1,693,499
June, 2021	7.14	3.36	3,425,292
May, 2021	9.27	3.24	5,541,451
April, 2021	7.89	4.62	5,920,927
March, 2021	14.67	6.18	4,505,400
February, 2021	17.61	1.92	3,041,985
January, 2021	3.51	1.65	1,049,143

The SV Shares commenced trading on Nasdaq on November 15, 2021. The following table represents the price range and trading volume of the SV Shares, as reported by Nasdaq, for each month since the SV Shares began trading on Nasdaq and up to the date of this prospectus supplement. The table is presented on a post-Consolidation basis.

	Price Range
Month	High (US$)	Low (US$)	Volume
March 1, 2022 – March 25, 2022	3.99	2.42	2,384,703
February, 2022	4.65	2.53	2,251,800
January, 2022	4.95	2.438	2,871,300
December, 2021	5.90	3.21	4,035,800
November 15, 2021 – November 30, 2021	7.85	5.00	2,332,281

Prior to the listing of the SV Shares on Nasdaq, the SV Shares traded on the OTC Market. The following table sets out the price range and trading volume of the SV Shares, as reported by the OTC Market, for each month from January 2021 and up to the date the SV Shares began trading on Nasdaq. The table is presented on a post-Consolidation basis.

	Price Range
Month	High (US$)	Low (US$)	Volume
November 1, 2021 – November 12, 2021	8.00	5.50	1,617,012
October, 2021	5.76	4.32	2,388,889
September, 2021	6.00	3.84	1,793,408
August, 2021	6.33	4.02	2,073,470
July, 2021	4.47	2.67	1,637,077
June, 2021	6.00	2.79	2,956,826
May, 2021	7.74	2.70	5,466,439
April, 2021	6.15	3.75	2,478,450
March, 2021	11.64	5.00	3,340,824
February, 2021	14.25	1.50	2,307,872
January, 2021	2.82	1.31	455,039

Prior Sales

SV Shares

The following table sets out details of an aggregate of 29,928,751 SV Shares issued by the Corporation during the most recently completed financial year.

Date of Issuance	Price per SV Share		Number of SV Shares
January 9, 2021	C$	0.81	349,876	(1)
February 9, 2021(2)	C$	0.20	200,000	(1)
March 16, 2021	C$	2.67	9,363,296	(1)
April 9, 2021	C$	2.14	11,682,243	(1)
June 18, 2021	C$	1.80	8,333,336	(1)

Note:

(1)	On a pre-Consolidation basis.
(2)	SV Shares were issued to settle a debt with two creditors.

Options

The following table summarizes details of the stock options to purchase an aggregate of 5,470,491 SV Shares issued by the Corporation during the most recently completed financial year.

Date of Issuance	Exercise Price per Option	Number of Options
January 5, 2021	$1.25	1,650,491	(1)
February 24, 2021	$4.64	150,000	(1)
March 26, 2021	$2.49	1,600,000	(1)
May 17, 2021	$2.45	1,290,000	(1)
June 22, 2021	$1.40	780,000	(1)

Note:

(1)	On a pre-Consolidation basis.

Warrants

The following table summarizes details of the warrants to purchase an aggregate of 29,645,851 SV Shares issued by the Corporation during the most recently completed financial year.

Date of Issuance	Exercise Price per Warrant		Number of Warrants
March 16, 2021	C$	3.14	9,363,296	(1)
March 16, 2021	C$	3.3375	749,064	(1)
April 9, 2021	C$	2.37	11,682,243	(1)
April 9, 2021	C$	2.675	934,579	(1)
June 18, 2021	C$	1.99	6,250,002	(1)
June 18, 2021	C$	2.25	666,667	(1)

Note:

(1)	On a pre-Consolidation basis.

ESCROWED SECURITIES

The following table lists as of the date hereof, to the knowledge of the Corporation, securities of the Corporation owned by principals held in escrow pursuant to a Tier 2 surplus security escrow agreement with the Escrow Agent as of the February 14, 2020, the closing date of the RTO.

Name and Municipality of Residence of Securityholder	Designation of Class	Number of Corporation securities held in escrow	Percentage of class
Bit.Management, LLC(1)(2) Los Angeles, California	SV Shares	1,191,240	4.30%
Bit Mining International LLC(1)(2) Los Angeles, California	SV Shares	362,736	1.31%
NYAM, LLC(1)(2)(3)	SV Shares	821,240	2.97%
Los Angeles, California	PV Shares	1,833	100%
Michel Amar(2)	SV Shares	187,888	0.68%
Los Angeles, California	Options	83,333	N/A
Alec Amar(2) New York, New York	Options	83,333	N/A
Adam Rossman(2)	SV Shares	6,668	0.02%
Los Angeles, California	Options	50,000	N/A
Manish Kshatriya(2) Toronto, Ontario	Options	50,000	N/A
Donald Christie(2) Toronto, Ontario	Options	50,000	N/A

Notes:

(1)	Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC are each controlled by Michel Amar, CEO of Digihost. Mr. Amar is also the CEO of Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC.
(2)	SV Shares held by the principal individuals subject to a Tier 2 surplus security escrow agreement.
(3)	PV Shares held by the principal individuals subject to a Tier 2 surplus security escrow agreement.

The escrowed securities of the above individuals are held pursuant to a Tier 2 surplus security escrow agreement with the following release schedule:

1.	5% released on February 17, 2020
2.	5% released on August 17, 2020
3.	10% released on February 17, 2021
4.	10% released on August 17, 2021
5.	15% to be released on February 17, 2022
6.	15% to be released on August 17, 2022
7.	40% to be released on February 17, 2023

The following table lists as of the date hereof, to the knowledge of the Corporation, securities of the Corporation held in escrow pursuant to a Tier 2 value security escrow agreement with the Escrow Agent as of the February 14, 2020, the closing date of the RTO.

Name and Municipality of Residence of Securityholder	Designation of Class	Number of Corporation securities held in escrow	Percentage of class
27 Squared, LLC New York, NY	SV Shares	275,107	0.99%
089623 BC Ltd. Vancouver, BC	SV Shares	190,921	0.69%
Anaya Capital Ltd. Dubai, UAE	SV Shares	289,835	1.05%
Annie Campbell Los Angeles, CA	SV Shares	3,637	0.01%
Anthony Benoit Marseille, France	SV Shares	10,455	0.04%
Arleen Cohen North Woodmere, NY	SV Shares	13,637	0.05%
Caerus Investment Holdings Ltd. Dubai, UAE	SV Shares	322,929	1.17%
Chuck Pacheco Beverly Hills, CA	SV Shares	9,091	0.01%
Darryn Garson New York, NY	SV Shares	5,455	0.02%
Fred Banjout Marrakech, Morocco	SV Shares	3,033	0.01%
Marc Garson New York, NY	SV Shares	14,091	0.05%
Marie Trasolini Vancouver, BC	SV Shares	92,733	0.33%
Natasha Collins Surrey, BC	SV Shares	4,353	0.02%
Patrick Gray Niskayuna, NY	SV Shares	4,353	0.02%
Paul Ciullo Albany, NY	SV Shares	4,353	0.02%
Ryan Trasolini Dubai, UAE	SV Shares	249,106	0.90%
Serge Choukroun Mid-Levels, Hong Kong	SV Shares	9,092	0.03%
Sungwoo Kim La Miranda, CA	SV Shares	3,637	0.01%
Geoffrey Browne Toronto, ON	SV Shares	27,500	0.10%

The escrowed securities of the above individuals and entities are held pursuant to a Tier 2 value security escrow agreement with the following release schedule:

1.	10% released on February 17, 2020
2.	15% released on August 17, 2020
3.	15% released on February 17, 2021
4.	15% released on August 17, 2021
5.	15% to be released on February 17, 2022
6.	15% to be released on August 17, 2022
7.	15% to be released on February 17, 2023

The escrowed securities may not be sold, assigned, transferred, redeemed, surrendered or otherwise dealt with in any manner except provided by the Corporation escrow agreements. Escrowed securities may be transferred within escrow to an individual who is a director or senior officer of the Corporation or a material operating subsidiary of the Corporation, provided that certain requirements of the Exchange are met, including that the new proposed transferee agrees to be bound by the terms of the agreement. In the event of bankruptcy of, the holder of escrowed securities held by the escrowed shareholder may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such escrowed securities provided that certain prescribed Exchange requirements are met. Escrowed securities may also be transferred within escrow by an escrowed shareholder to a registered retirement savings plan (“RRSP”) or a registered retirement income fund (“RRIF”) provided that the Exchange receives proper notice of the same, the escrowed shareholder is the sole beneficiary of the RRSP or RRIF and the trustee of the RRSP or RRIF agrees to be bound by the terms of the Corporation escrow agreements. In the event of the death of an escrowed shareholder, the escrowed securities shall be released to the legal representatives of the deceased holder thereof.

DIRECTORS AND OFFICERS

The following table sets out, for each of the Corporation’s directors and executive officers, the person’s name, province and country of residence, positions with the Corporation, principal occupation within the last five years and the number and percentage of securities each director and executive officer holds as of the date of this AIF. Each director will hold office until the next annual meeting of the Corporation unless his or her office is earlier vacated:

Name and Municipality of Residence	Principal Occupations for Last Five Years	Position	Director/Officer Since	Number and percentage of Shares
Michel Amar Los Angeles, California	CEO and Chairman, Digihost Technology Inc., (2020 – present); President, NYAM LLC (2016 to present)	CEO, Chairman, Director and Promoter	February 14, 2020	SV Shares	4,803,928(2)	17.35%
				PV Shares	3,333(3)	100%
				Options	608,332	N/A
				RSUs	600,000	N/A
Alec Amar Los Angeles, California	President and Director, Digihost Technology Inc., (2020 – present); President, Bit.Management, LLC (2018 to present)	President and Director	February 14, 2020	SV Shares	49,700	0.18%
				Options	374,999	N/A
				RSUs	600,000	N/A
Donald Christie(4) Toronto, Ontario	COO and Director, Digihost Technology Inc. (2020 to present); CFO, and Director, Nevada Zinc Corporation (2011 to present)	COO and Director	February 14, 2020 (Director); February 1, 2022 (COO)	SV Shares	83,333	0.30%
				Options	208,333	N/A
				RSUs	75,000	N/A
Paul Ciullo Albany, New York	CFO, Digihost Technology Inc. (formerly HashChain Technology, Inc.). (2021 to present; 2018 to 2020); Finance Manager, Conduent Inc. (2015-2018)	CFO	April 29, 2021	SV Shares	25,885	0.09%
				Options	28,000	N/A
				RSUs	15,000	N/A
Adam Rossman(4) Los Angeles, California	Business and Real Estate Attorney	Director	February 14, 2020	SV Shares	14,746	0.05%
				Options	107,999	N/A
				RSUs	20,000	N/A
Manish Kshatriya(4) Toronto, Ontario	Managing Director, MZK Advisors Inc. (2016 to present); President, CEO and CFO, Liberty Silver Corp. (2014 to 2016)	Director	February 14, 2020	SV Shares	8,333	0.03%
				Options	174,666	N/A
				RSUs	10,000	N/A

Notes:

(1)	On a non-diluted basis, as a group the directors and officers of the Corporation will own 5,079,512 SV Shares for 18.00% of the total issued and outstanding SV Shares and 3,333 PV Shares for 100% of the total issued and outstanding PV Shares.
(2)	518,333 SV Shares are held by Michel Amar, 626,544 SV Shares are held by Bit Mining International LLC, 2,165,889 SV Shares are held by Bit Management, LLC and 1,493,162 SV Shares are held by NYAM, LLC. Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC are each controlled by Michel Amar, CEO of Digihost. Mr. Amar is also the CEO of Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC.
(3)	3,333 PV Shares are held by NYAM, LLC. NYAM, LLC is controlled by Michel Amar.
(4)	Member of the Audit Committee. Manish Kshatriya is Chair of the Audit Committee.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

Other than as disclosed below, to the knowledge of the Corporation as at the date of this AIF and within the ten years before the date of this AIF, no director or officer or proposed director of the Corporation is or has been a director or officer of any company (including the Corporation), that while that person was acting in that capacity:

a)	was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days;

b)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days; or

c)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted and proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Manish Kshatriya served as Chief Financial Officer and Secretary of Liberty Silver Corp. (“Liberty Silver”) from January 2012 to October 2016 and as interim Chief Executive Officer and Director of Liberty Silver from December 2014 to October 2016.

On October 5, 2012, Liberty Silver was named in an Order of Suspension of Trading (the “Order”) from the U.S. Securities and Exchange Commission (the “SEC”). The Order was based on the SEC position that there was a deficiency of up-to-date information concerning the control of Liberty Silver, Liberty Silver’s market price, and trading in Liberty Silver’s stock. Pursuant to the Order, trading in Liberty Silver’s securities was suspended from October 5, 2012 through to October 18, 2012. Furthermore, effective October 11, 2012, Liberty Silver had its stock quotation under the symbol “LBSV” removed from the OTC Bulletin Board (the “OTCBB”) as it became ineligible for quotation on OTCBB due to quoting inactivity under SEC Rule 15c2-11. On October 12, 2012, the Ontario Securities Commission (the “OSC”) issued a cease trade order providing that trading in the securities of Liberty Silver (excepting issuances from treasury) shall cease until 11:59 pm EST on October 18, 2012 (the “OSC Order”). The OSC Order was effective for the same time frame as the Order of Suspension of Trading imposed by the SEC. On October 19, 2012, the cease trade orders imposed by the SEC and the OSC expired. Trading in the common shares of Liberty Silver on the Toronto Stock Exchange in Canada resumed on Monday, October 22, 2012.

Personal Bankruptcies

To the knowledge of the Corporation, no director or officer of the Corporation, or a personal holding company of any of them, has, within the ten years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

To the knowledge of the Corporation, no proposed director or officer of the Corporation has:

a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
b)	been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable security holder.

Conflicts of Interest

To the knowledge of the Corporation, no proposed director, officer or promoter of the Corporation or its subsidiaries has any existing or potential material conflicts of interests as a result of their outside business interests. Conflicts of interest, if any, will be subject to and will be resolved in accordance with, the procedures and remedies under the BCBCA.

AUDIT COMMITTEE INFORMATION

The Audit Committee oversees the accounting and financial reporting practices and procedures of the Corporation and the audits of the Corporation’s financial statements. The principal responsibilities of the Audit Committee include: (i) overseeing the quality and integrity of the internal controls and accounting procedures of the Corporation, including review the Corporation’s procedures for internal control with the Corporation’s auditor and chief financial officer; (ii) reviewing and assessing the quality and integrity of the Corporation’s annual and quarterly financial statements and related management discussion and analysis, as well as all other material continuous; (iii) monitoring compliance with legal and regulatory requirements related to financial reporting; (iv) reviewing and approving the engagement of the auditor of the Corporation and independent audit fees; (v) reviewing the qualifications, performance and independence of the auditor of the Corporation, considering the auditor’s recommendations and managing the relationship with the auditor, including meeting with the auditor as required in connection with the audit services provided to the Corporation; (vi) assessing the Corporation’s financial and accounting personnel; (vii) reviewing the Corporation’s risk management procedures; (viii) reviewing any significant transactions outside the Corporation’s ordinary course of business and any pending litigation involving the Corporation; and (ix) examining improprieties or suspected improprieties with respect to accounting and other matters that affect financial reporting.

Audit Committee Charter

The full text of the charter of the Audit Committee is attached as Schedule “A” to this AIF.

Composition of the Audit Committee

The Audit Committee of the Corporation is comprised of Manish Kshatriya (Chair), Donald Christie and Adam Rossman. Messrs. Kshatriya and Rossman are “independent” within the meaning of National Instrument 52-110 – Audit Committees. Mr. Christie is not considered “independent” due to being appointed an officer of the Corporation on February 1, 2022. In addition, each Audit Committee member is “financially literate”, within the meaning of National Instrument 52-110 – Audit Committees and possess education or experience that is relevant for the performance of their responsibilities as Audit Committee members.

The following table summarizes the relevant education and experience of the members of the Audit Committee:

Name of Member	Education	Experience
Manish Kshatriya (Chair)	B.A, York University CPA designation

Mr. Kshatriya is the CFO of CSE-listed The Tinley Beverage Company Inc. Mr. Kshatriya is also the managing director of MZK Advisors Inc., a Toronto based Business Advisory firm providing executive management, governance and compliance oversight, and capital markets advisory services to small and mid-market private and publicly listed companies. He has over 20 years of progressive experience in corporate finance, accounting, taxation and auditing obtained in public accounting practice and industry.

Donald Christie	B.Com, Queen’s University CPA designation

Mr. Christie is the CFO and a director of TSXV-listed Nevada Zinc Corporation and Chairman of the Audit Committee of Northern Graphite Corporation. Mr. Christie holds a Bachelor of Commerce Honours degree from Queen’s University and received his Chartered Accountant designation while working for PricewaterhouseCoopers LLP.

Adam Rossman	B.A, University of California at Berkley JD, Loyola Law School M.A, University of California at Berkley

Mr. Rossman is a business and real estate attorney. He is a member of the California Bar since 1995. Mr. Rossman has handled transactions throughout the United States relating to commercial real estate and trademark licensing.

Reliance on Certain Exemptions

The Corporation is relying on the exemption under Part 7 of NI 52-110 regarding composition of the Audit Committee. The Corporation has securities listed on a U.S. marketplace is in compliance with the requirements of that U.S. marketplace applicable to issuers, other than foreign private issuers, regarding the role and composition of audit committees.

Audit Committee Oversight

At no time since the commencement of the Corporation's financial year ended December 31, 2021 was a recommendation of the Audit Committee to nominate or compensate an external auditor (currently, Raymond Chabot Grant Thornton LLP) not adopted by the Board.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable by the Audit Committee, on a case by case basis.

External Auditor Service Fees

	Year Ended December 31, 2021	Year Ended December 31, 2020
Audit fees(1)	$240,000	$397,731
Audit related fees	nil	nil
Tax fees	$20,000	$19,878
All other fees	$23,602	nil
Total fees:	$283,602	$417,609

Notes:

(1)	Audit fees consist of fees billed for professional services rendered for the audit of the Corporation’s year-end financial statements, quarterly review and services that are normally provided by Raymond Chabot Grant Thornton LLP in connection with statutory and regulatory filings.

PROMOTERS

Michel Amar is considered a promoter of the Corporation through his initiative in founding and organizing Digihost. Michel Amar holds in the aggregate 4,803,928 SV Shares and 3,333 PV Shares representing 17.35% of the issued and outstanding SV Shares on a non-diluted basis and 100% of the issued and outstanding PV Shares on a non-diluted basis. In addition, Michel Amar holds in the aggregate 608,332 Options and 600,000 RSUs.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation is not currently a party to any actual or pending legal proceedings or regulatory actions which would materially affect the Corporation, nor is the Corporation currently contemplating any legal proceedings, which are material to its business or of which any of its assets are likely to be subject. Furthermore, the Corporation is not aware of any such proceeding known to be contemplated or threatened which would materially affect the Corporation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this AIF, no director, executive officer, person or corporation that beneficially owns, or controls, or directs, directly or indirectly, more than 10% of the Common Shares or any associate or affiliate of any such person or corporation, has or had any material interest, direct or indirect, in any transaction either within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Corporation is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The following material contracts of the Corporation were either entered into during the last financial year or entered into prior to the last financial year and still in effect:

1.	Lease agreement dated June 4, 2018 (the “Buffalo Facility Lease Agreement”) between East Delavan Property, LLC (“East Delavan”) as “Landlord” and Bit.Management, LLC (the “Tenant” under the Lease Agreement, as the context requires) was assigned by Bit.Management, LLC to Digihost prior to completion of the RTO. The agreement is comprised of the warehouse lease agreement for the Buffalo Mining Facility and the substation lease addendum, used for cryptocurrency mining operations located in Buffalo, NY. Buffalo Facility Lease Agreement has a term of five years at an annual rental cost of US$350,000 and annual maintenance of US$105,000 (with an annual increase in rent and maintenance of 1%), commencing on June 4, 2018 and expiring on July 1, 2023, at which point the Tenant has the option to renew the lease for an additional five years. Pursuant to the Buffalo Facility Lease Agreement, the Tenant shall have the option commencing after the third year of the lease, and continuing up until the expiration, to purchase an approximately 240,000 square foot portion of the Buffalo warehouse for the price of US$3,272,000. The substation lease addendum is for an 115,000 KVA outdoor substation at the Buffalo Mining Facility, used to provide power for cryptocurrency mining operations. The cost of the substation lease is US$100 per month, triple-net. Pursuant to the substation lease addendum, if the Tenant exercises the purchase option under the Buffalo Facility Lease Agreement, the substation lease addendum will automatically convert to a forty-nine (49) year term with three additional ten (10) year extensions at the option of the Tenant.

2.	The energy contract dated February 6, 2018 between EnergyMark and Bit.Management, LLC (the “Energy Contract”) was assigned by Bit.Management, LLC to Digihost (the “Buyer” under the Energy Contract, as the context requires) prior to completion of the RTO. EnergyMark is the provider of power under the contract. There is no cap to the amount of power that the Buyer can purchase under the contract. For all quantities of power used by the Buyer, the price that the Buyer shall pay EnergyMark per kWh shall be a price which is updated every hour, the “NYISO Zone-A Real-Time Price”, plus US$0.001/kWh. Pursuant to the terms of the Energy Contract, the Buyer has the option to request a “forward price” for all or any portion of the power that the Buyer will purchase under the contract for the upcoming month and for any subsequent months, and the Buyer’s request shall designate the fixed quantity of power that the Buyer shall purchase at a fixed price agreed to by the Buyer and EnergyMark. The Corporation has not requested a ‘forward price’ at this time and the price paid is a variable rate based off the above noted “NYISO Zone-A Real-Time Price”.

INTERESTS OF EXPERTS

Names of Experts

Raymond Chabot Grant Thornton LLP, Suite 200, National Bank Tower, 600 De La Gauchetiere Street West, Montreal, Quebec H3B 4L8, prepared the auditor’s report for the audited financial statements of the Corporation for the years ended December 31, 2021 and December 31, 2020.

Interest of Experts

No person or company who is named as having prepared or certified a part of this AIF or prepared or certified a report or valuation described or included in this AIF has any direct or indirect interest in the Corporation.

ADDITIONAL INFORMATION

Additional financial information is provided in the Corporation’s audited annual financial statements and the management’s discussion and analysis for its most recently completed financial year. Other additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Corporation and securities authorized for issuance under equity compensation plans, may be found in the management information circular of the Corporation for its most recent meeting of shareholders. These documents and other additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

SCHEDULE “A”

DIGIHOST Technology, INC.

(the “Corporation”)

Audit Committee Charter

MANDATE

The Audit Committee (hereinafter referred to as the “Audit Committee”) shall i) assist the Board of Directors in its oversight role with respect to the quality and integrity of the financial information; ii) assess the effectiveness of the Corporation’s risk management and compliance practices; iii) assess the independent auditor’s performance, qualifications and independence; iv) assess the performance of the Corporation’s internal audit function; v) ensure the Corporation’s compliance with legal and regulatory requirements, and vi) prepare such reports of the Committee required to be included in any Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

STRUCTURE AND OPERATIONS

The committee shall be composed of not less than three Directors. All members shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment.

Members of the Committee shall be appointed or reappointed at the annual meeting of the Corporation and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a Director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Corporation a Chairman among their number. The Chairman shall not be a former Officer of the Corporation. Such Chairman shall serve as a liaison between members and senior management. The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

(a)	a quorum for meetings shall be at least three members;

(b)	the Committee shall meet at least quarterly;

(c)	notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

(d)	a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

SPECIFIC DUTIES

Oversight of the Independent Auditor

●	Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between Management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee.

●	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

●	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor's engagement with the Corporation, and (ii) considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.

●	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Corporation.

●	Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

●	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

●	Review as necessary policies for the Corporation's hiring of employees or former employees of the independent auditor.

Financial Reporting

●	Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings.

●	Review and discuss with Management the Corporation's annual and quarterly disclosures made in Management's Discussion and Analysis. The Committee shall approve any reports for inclusion in the Corporation's Annual Report, as required by applicable legislation.

●	Review and discuss with Management and the independent auditor management's report on its assessment of internal controls over financial reporting and the independent auditor's attestation report on management's assessment.

●	Review and discuss with Management the Corporation's quarterly financial statements prior to the publication of earnings.

●	Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Corporation's financial statements, including any significant changes in the Corporation's selection or application of accounting principles, any major issues as to the adequacy of the Corporation's internal controls and any special steps adopted in light of material control deficiencies. Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.

●	Discuss with the independent auditor at least annually any “Management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Corporation.

●	Review and discuss with Management and the independent auditor at least annually any significant changes to the Corporation's accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.

●	Discuss with Management the Corporation's earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

●	Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.

●	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

●	Review disclosures made by the Corporation's Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Corporation's internal controls.

●	Discuss with the Corporation's General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Corporation or any of its subsidiaries from regulators or governmental agencies.

Oversight of Risk Management

●	Review and approve periodically Management's risk philosophy and risk management policies.

●	Review with Management at least annually reports demonstrating compliance with risk management policies.

●	Review with Management the quality and competence of Management appointed to administer risk management policies.

●	Review reports from the independent auditor at least annually relating to the adequacy of the Corporation's risk management practices together with Management's responses.

●	Discuss with Management at least annually the Corporation's major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies.

Oversight of Regulatory Compliance

●	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

●	Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation's financial statements or accounting.

●	Meet with the Corporation's regulators, according to applicable law.

●	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

FUNDING FOR THE INDEPENDENT AUDITOR AND RETENTION OF OTHER INDEPENDENT ADVISORS

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefore shall also be funded by the Corporation.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

1.	The Corporation shall inform employees on the Corporation’s intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, of the officer (the “Complaints Officer”) designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.	The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3.	The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

4.	Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5.	The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

Procedures for Approval of Non-Audit Services

1.	The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

(a)	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board determines is impermissible.

2.	In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

3.	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.